UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13d

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

TD SYNNEX CORPORATION
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)
87162W100
(CUSIP Number)

David A. Sirignano, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Tiger Parent Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 38
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 38
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Tiger Parent Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 376,292
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 376,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS AP IX Tiger Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,790,364
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 23,790,364
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,790,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS AP IX Tiger Co-Invest II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,154,888
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,154,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,154,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS AP IX Tiger Co-Invest (ML), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,857,625
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,857,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,857,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS AP IX Tiger Co-Invest (ML) GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,857,625
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,857,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,857,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS AP IX Tiger Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 37,802,877
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 37,802,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,802,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Apollo Management IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 37,802,877
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 37,802,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,802,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS AIF IX Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 37,802,877
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 37,802,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,802,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Apollo Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 37,802,877
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 37,802,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,802,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Apollo Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 37,802,877
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 37,802,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,802,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Apollo Management Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 37,802,877
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 37,802,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,802,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Apollo Management Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 37,802,877
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 37,802,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,802,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A

Amendment No. 3

The information in this Amendment No. 3 to Schedule 13D (this “Third Amendment” or this “13D/A”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Tiger Parent Holdings, L.P. (“Tiger Holdings”) and the other Reporting Persons therein described on September 10, 2021, relating to the common stock, par value $0.001 per share (the “Common Stock”), of TD SYNNEX Corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed on October 13, 2021 and Amendment No. 2 thereto filed on March 4, 2022 (as amended, the “Schedule 13D”).

Except as set forth herein, the Schedule 13D remains unmodified.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	37,802,877
Sole Dispositive Power	0
Shared Dispositive Power	37,802,877

The amounts reported as beneficially owned include 376,254 shares that have been placed in an escrow account administered by Tiger Parent Holdings GP, LLC (“Tiger GP”), pending satisfaction of certain vesting requirements by members of management of the Issuer.

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 40.0%, based on a total of 94,612,582 shares of Common Stock as of January 27, 2023, as disclosed in the Issuer’s prospectus supplement dated January 25, 2023.

Each of the entities listed above, other than Tiger Holdings, AP IX Tiger, Tiger Co-Invest, Tiger Co-Invest II and Tiger Co-Invest ML, disclaims beneficial ownership of any shares of the Common stock owned of record by Tiger Holdings, AP IX Tiger, Tiger Co-Invest, Tiger Co-Invest II and Tiger Co-Invest ML, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) In addition to the transaction described in Item 6 of this Third Amendment, which information is incorporated herein by reference, the Reporting Persons have effected the following transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D: (i) on December 7, 2022, 4,362 shares of Common Stock that have been placed in an escrow account administered by Tiger GP were distributed to a management member upon satisfaction of certain vesting requirements, and (ii) on January 12, 2023, 7,908 shares of Common Stock that have been placed in an escrow account administered by Tiger GP were distributed to a management member upon satisfaction of certain vesting requirements.

(d) & (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On January 25, 2023, the Issuer and certain entities managed by affiliates of Apollo Global Management, Inc. (the “Selling Stockholders”) entered into an underwriting agreement (the “Underwriting Agreement”) with the several underwriters named in the Underwriting Agreement (collectively, the “Underwriters”), relating to the secondary public offering (the “Offering”) of an aggregate of 5,175,000 shares of Common Stock to be sold by the Selling Stockholders, at a price to the public of $97.00 per share, inclusive of the Underwriters’ option to purchase an additional 675,000 shares of Common Stock held by the Selling Stockholders. The Issuer did not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders in the Offering. The foregoing description of the terms of the Underwriting Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to Exhibit 1.1 incorporated herein by reference. Also pursuant to the Underwriting Agreement, the Issuer agreed to purchase from the Underwriters 900,000 shares of Common Stock to be sold by the Selling Stockholders in the Offering, at the offering price.

The description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included in this Third Amendment as Exhibit A and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
Exhibit A	Underwriting Agreement, dated as of January 25, 2023, among TD SYNNEX Corporation, the selling stockholders named therein and the several underwriters named therein (incorporated by reference from Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on January 26, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2023

TIGER PARENT HOLDINGS, L.P.

By:	Tiger Parent Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

TIGER PARENT HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER CO-INVEST II, L.P.

By:	AP IX Tiger Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER CO-INVEST (ML), L.P.

By:	AP IX Tiger Co-Invest (ML) GP, LLC,
its general partner

	By:		AP IX Tiger Holdings GP, LLC,
its sole member

		By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER CO-INVEST (ML) GP, LLC

By:	AP IX Tiger Holdings GP, LLC,
its sole member

	By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER HOLDINGS, L.P.

By:	AP IX Tiger Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT IX, L.P.

By:	AIF IX Management, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AIF IX MANAGEMENT, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APPENDIX A

To Item 2 of Schedule 13D

The following sets forth information with respect to certain of the executive officers and managers of Management Holdings GP. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Managers, Directors and Principal Executive Officers of Management Holdings GP

The managers and executive officers of Management Holdings GP are Marc Rowan, Scott Kleinman and James Zelter. The principal occupation of each of Messrs. Rowan, Kleinman, and Zelter is to act as executive officer, manager and director of Management Holdings GP and other related investment managers and advisors.

Except as reported in this Third Amendment, none of Messrs. Rowan, Kleinman, and Zelter effected any transactions in the Common Stock during the past 60 days.

The business address of each of Messrs. Rowan, Kleinman, and Zelter is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019. Messrs. Rowan, Kleinman, and Zelter are each a citizen of the United States. Each of Messrs. Rowan, Kleinman, and Zelter disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.